Exhibit 99.1

Cash Store Responds to Ontario Regulations

EDMONTON, Dec. 20, 2013 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") (TSX: CSF; NYSE: CSFS) today responded to Ontario Regulation 351/13 that was filed by the Government of Ontario on December 17, 2013.

Cash Store Financial is reviewing the regulations in detail, but understands that Regulation 351/13, made under the Payday Loans Act, 2008, prescribes certain categories of credit such that the Act will apply to certain line of credit products offered through the Company's The Cash Store Inc. and Instaloans Inc. retail banners. The new regulations are scheduled to come into force on February 15, 2014. Cash Store Financial intends to comply with any regulatory requirements and intends to apply for a license under the new regulations.

In February 2013, Cash Store Financial introduced its Line of Credit products in Ontario. Consumers were given a chance to improve their financial circumstance by providing a pathway to traditional credit forms and gradual access to lower cost credit products. This was done through a risk-tiered and graduated suite of Line of Credit products that over time, provided lower-cost, more flexible loans that ultimately result in access to credit-scored products. Thousands of Canadians have already advanced up the ladder, meaning they are paying substantially lower fees than allowed under the Payday Loans Act. The Company is assessing the impact the new regulations will have on certain of its products.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 510 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward-Looking Information
This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this news release contains forward-looking information with respect to the Credit Agreement, credit facilities being advanced under the Credit Agreement and the Company's ability to meet payment and interest obligations.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, including without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, our operating cost structure, current consumer protection regulations, as well as the ability to meet payments and interest obligations under the Credit Agreement, relationships with the Lenders and ability to abide by the terms of the Credit Agreement. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

For further information, please contact:

Gordon Reykdal, CEO, at 780-408-5118, or
Peter Block, NATIONAL Public Relations at 416-848-1431

CO: The Cash Store Financial Services Inc.

CNW 09:17e 20-DEC-13